Exhibit 12.1

The NASDAQ OMX Group, Inc.

Computation of Ratio of Earnings to Fixed Charges

And Preferred Stock Dividends

(Dollars in Millions)

Unaudited

	Year Ended December 31,
	2013(1)	2012(1)	2011(1)	2010(1)	2009
Pre-tax income from continuing operations(2).......................................................................	$600(4)	$548(4)	$ 571	$ 522	$ 388
Add: fixed charges.............................................................................................................	126	111	135	117	118

Pre-tax income before fixed charges.....................................................................................	726	659	706	639	506
Fixed charges:
Interest expense(3)...........................................................................................................	126	111	135	117	118

Total fixed charges...........................................................................................................	126	111	135	117	118
Preferred stock dividend requirements.................................................................................	—	—	—	—	—

Total combined fixed charges and preferred stock dividends.....................................................	$ 126	$ 111	$ 135	$ 117	$ 118

Ratio of earnings to fixed charges.......................................................................................	5.76	5.94	5.23	5.46	4.29
Ratio of earnings to fixed charges and preferred stock dividends...............................................	5.76	5.94	5.23	5.46	4.29

(1)   We completed the following acquisitions in 2010, 2011, 2012 and 2013:

•The assets of North American Energy Credit and Clearing Corp., March 2010;

•A derivatives trading market through the purchase of the remaining business of Nord Pool, May 2010;

•SMARTS, August 2010;

•FTEN, December 2010;

•ZVM, December 2010;

•Glide Technologies, October 2011;

•The business of RapiData, December 2011;

•NOS Clearing, July 2012;

•The index business of Mergent, Inc., including Indxis, December 2012;

•The TR Corporate Solution businesses, May 2013; and

•eSpeed, June 2013.

Additionally, in December 2013, EMCF merged with EuroCCP, creating EuroCCP N.V., a new combined clearinghouse. NASDAQ OMX previously had a 22% equity interest in EMCF and, upon completion of the merger, currently has a 25% equity interest in EuroCCP N.V. We  also purchased a 72% ownership interest in BWise in May 2012 and a 25% equity interest in TOM, in April 2013. In March 2013, we formed a joint venture with SharesPost creating NPM. The financial results of these transactions are included in the computation of ratio of earnings to fixed charges beginning on the date of each acquisition or strategic initiative.

(2)   2013, 2012, 2011, 2010, and 2009 pre-tax income from continuing operations is before equity in earnings of 50%-or-less-owned companies and adjustment for noncontrolling interests.

(3) Consists of interest expense on all debt obligations (including amortization of deferred financing costs and accretion of debt discount) and the portion of operating lease rental expense that is representative of the interest factor.

(4)   Includes costs of $44 million in 2012 and $9 million in 2013 associated with NASDAQ OMX’s 2012 restructuring program.